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Filed pursuant to Rule 424(b)(3)
Registration No. 333-118948

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated December 17, 2004)

$385,000,000
CHIRON CORPORATION
2 3/4% CONVERTIBLE DEBENTURES DUE 2034

        This prospectus supplement relates to the resales of our 2 3/4% Convertible Debentures due 2034 issued in a private offering on June 22, 2004 and shares of our common stock issuable upon conversion of the debentures.

        This prospectus supplement, which supplements our prospectus dated December 17, 2004, contains additional information about the selling securityholders. This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 26, 2005

        As used in this prospectus supplement, the terms "company", "we", "our" and "us" may, depending on the context, refer to Chiron Corporation.

        You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

SELLING SECURITYHOLDERS

        The debentures were originally issued by us to the initial purchasers in a private offering exempt from the registration requirements of the Securities Act of 1933, and were immediately resold by the initial purchasers to persons reasonably believed by them to be "qualified institutional buyers" as defined by Rule 144A under the Securities Act. The selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus supplement and the prospectus to which it refers any or all of the debentures and common stock into which the debentures are convertible. When we refer to "selling securityholders" in this prospectus supplement and the prospectus to which it refers, we mean those persons listed in the table under "Selling Securityholders" in the prospectus to which this prospectus supplement refers and in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders' interests.

        The following table supplements the table of selling securityholders in the prospectus to which this prospectus supplement refers. The following table sets forth additional information with respect to the selling securityholders, the principal amount of the debentures beneficially owned by each selling securityholder and the number of shares of common stock into which those debentures are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

        We have prepared the following table based on information given to us by or on behalf of the selling securityholders on or prior to January 25, 2005. The selling securityholders may offer all, some or none of the debentures or common stock into which the debentures are convertible. Because the selling securityholders may offer all or some portion of the debentures or common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling securityholders upon termination of any sales. In addition, the selling securityholders identified below and in the prospectus to which this prospectus supplement refers may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act.

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        Information concerning the selling securityholders may change from time to time and any changed information will be set forth in additional prospectus supplements or amendments to the prospectus to which this prospectus supplement refers if and when necessary.

Name	Principal Amount of Debentures Owned Before Offering and Offered for Sale	Number of Shares of Common Stock Owned Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Owned After Offering	Percentage of Common Stock Owned After Offering(2)
ADI Alternative Investments	$4,500,000	67,164	67,164	0	*
ADI Alternative Investments c/o Kallista Master Fund Limited	$11,000,000	164,179	164,179	0	*
Advent Convertible Master (Cayman) L.P.	$16,444,000	245,433	245,433	0	*
Allstate Insurance Company (4)(5)	$2,750,000	245,030	41,045	203,985	*
Allstate Life Insurance Company (4)(6)	$4,000,000	245,028	59,702	185,327	*
Alpha US Sub Fund 4, LLC	$684,000	10,209	10,209	0	*
Georgia Healthcare	$153,000	2,284	2,284	0	*
Governing Board Employees Benefit Plan of the City of Detroit	$32,000	478	478	0	*
HFR CA Opportunity Mst. Trst.	$1,319,000	19,687	19,687	0	*
Kraft Foods Inc.	$47,000	701	701	0	*
Lyxor Convertible Arb. Fund	$1,088,000	16,239	16,239	0	*
Merrill Lynch, Pierce, Fenner & Smith(3)	$500,000	96,022	7,463	88,559	*
Piper Jaffray & Co.(3)	$3,000,000	44,776	44,776	0	*
Raytheon Phoenix	$1,555,000	23,209	23,209	0	*
Shell Pension Trust (Core+)	$336,000	5,015	5,015	0	*
Wachovia Capital Markets LLC(3)	$1,883,000	29,566	28,105	1,461	*
Waterstone Market Neutral Master Fund, Ltd.(7)	$6,850,000	102,239	102,239	0	*

*
Less than one percent.

(1)
Assumes conversion of all of the holder's debentures at a conversion rate of 14.9254 shares of common stock per $1,000 principal amount of debentures. This conversion rate is subject to adjustment, however, as described under "Description of Debentures-Conversion Rights" in the prospectus to which this prospectus supplement refers. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of debentures by us at the option of the holder. In addition, the number of shares of common stock listed for each holder does not include fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under "Description of Debentures-Conversion Rights".

(2)
Calculated based on 186,839,927 shares of common stock outstanding as of October 29, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's debentures, but we did not assume conversion of any other holder's debentures.

(3)
Selling security holder is a broker-dealer and underwriter in this offering.

(4)
Selling securityholder is an affiliate of a broker-dealer that purchased its securities in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person regarding the distribution of securities.

(5)
Includes previously registered $2,500,000 principal amount of debentures covered by our prospectus dated December 17, 2004.

(6)
Includes previously registered $3,500,000 principal amount of debentures covered by our prospectus dated December 17, 2004.

(7)
Includes previously registered $6,850,000 principal amount of debentures covered by our prospectus dated December 17, 2004.

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